Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS

AFFIMED N.V.

to be held on Tuesday, 4 August 2020 at 11:00 hrs. (CET) at Sheraton Amsterdam

Airport Hotel and Conference Center, municipality of Haarlemmermeer (Schiphol

Airport), the Netherlands

Agenda

1.	Opening	Non-Voting

2.	Report by the Management Board for the financial year 2019	Non-Voting

3.	Adoption of the Statutory Annual Accounts for the financial year 2019	Voting item

4.	Discharge of the managing directors for their management during the financial year 2019	Voting item

5.	Discharge of the supervisory directors for their supervision during the financial year 2019	Voting item

6.	Amendment of the Remuneration Policy for the Management Board	Voting item

7.	Amendment of the Remuneration Policy for the Supervisory Board	Voting item

8.	Appointment members of the Management Board

	a. Reappointment of Dr. Adi Hoess as a managing director	Voting item

	b. Reappointment of Dr. Wolfgang Fischer as a managing director	Voting item

	c. Appointment of Mr. Angus Smith as a managing director	Voting item

	d. Appointment of Dr. Arndt Schottelius as a managing director	Voting item

	e. Appointment of Dr. Andreas Harstrick as a managing director	Voting item

9.	Appointment members of the Supervisory Board

	a. Reappointment of Dr. Thomas Hecht as a supervisory director	Voting item

	b. Reappointment of Mr. Ferdinand Verdonck as a supervisory director	Voting item

	c. Appointment of Mr. Harry Welten as a supervisory director	Voting item

	d. Appointment of Dr. Annalisa Jenkins as a supervisory director	Voting item

10.	Appointment of the auditor for the financial year 2020	Voting item

11.	Abolishment of the cumulative preference shares and amendment of the articles of association	Voting item

12.	Authorization to acquire shares	Voting item

13.	Any other business	Non-Voting

14.	Closing	Non-Voting

Explanatory Notes to the Agenda

1	Opening

2	Report by the Management Board for the financial year 2019

This agenda item includes an account of the Company’s business and financial situation during the financial year 2019.

3	Adoption of the Statutory Annual Accounts for the financial year 2019

The Company has prepared its financial statements in accordance with Dutch law and International Financial Reporting Standards (“IFRS”) (the “Statutory Annual Accounts”).

The Company follows IFRS for internal and external reporting purposes; it is the Company’s primary accounting standard. The Statutory Annual Accounts are the annual accounts that are being submitted to the general meeting for adoption. KPMG N.V. has audited the Statutory Annual Accounts and has issued an auditor’s report thereon.

It is proposed to adopt the Statutory Annual Accounts for the financial year 2019.

The Statutory Annual Accounts as prepared in accordance with Dutch law, are published on the Company’s website and are also available at the offices of the Company.

4	Discharge of the managing directors for their management during the financial year 2019

It is proposed to discharge any managing director in office during the financial year 2019 from liability in respect of the performance of their management duties during the financial year 2019.

5	Discharge of the supervisory directors for their supervision during the financial year 2019

It is proposed to discharge any supervisory director in office during the financial year 2019 from liability in respect of the performance of their supervision duties during the financial year 2019.

6	Amendment of the Remuneration Policy for the Management Board

The remuneration policy for the Management Board (the “MB Remuneration Policy”) was adopted and approved by the general meeting at the general meeting of the Company held on 17 September 2014. In order to ensure that the remuneration for the Management Board is competitive, the Supervisory Board regularly evaluates the objectives and structure of the MB Remuneration Policy. From the latest review, it appeared that the severance arrangements of the MB Remuneration Policy would need to be brought more in line with the practice for US listed and non-listed biotech firms. In view thereof, the Supervisory Board, upon the recommendation of the compensation committee, proposes to make the following changes to the severance arrangements included in article 7 of the MB Remuneration Policy:

•	The severance compensation will be increased from 100% of base salary to 100% of base salary plus the average of the variable compensation over the last three years; and

•

A new provision will be included for a dismissal within six months after a change of control over the Company, in which case the severance compensation shall not exceed 200% base salary plus the average of the variable compensation over the last three years.

The details of the proposed Management Board remuneration are described in the draft revised MB Remuneration Policy. A full version of this document as well as a comparison showing the proposed changes to the current MB Remuneration Policy are available at the offices of the Company and on the Company’s website. In addition, shareholders will have the opportunity to receive a copy of the draft revised MB Remuneration Policy until the day of this annual general meeting (“2020 AGM”), at no extra charge.

The severance arrangements as described for the managing directors under agenda items 8 a. through 8 e. are subject to the adoption of this agenda item.

7	Amendment of the Remuneration Policy for the Supervisory Board

The remuneration policy for the Supervisory Board (the “SB Remuneration Policy”) was lastly revised and adopted by the general meeting at the annual general meeting held on 19 June 2018.

The Supervisory Board has requested an international reputable advisor in the field of remuneration to perform a benchmark study into the remuneration of the members of the Supervisory Board.

The benchmark study inter alia learned that, compared to its peers, the Company equity grants, both in terms of value and size as a percentage of the Company’s share capital, trail the first quartile of these peers. In order to better reflect the Company’s current market capitalization as a NASDAQ-listed company, several changes to the SB Remuneration Policy were recommended to the Company, including changes which would result in an increase of (initial and annual) equity grants to achieve a competitive compensation package for the Supervisory Board members, which is comparable to the board compensation of peer companies.

To ensure the competitiveness of remuneration levels for the Supervisory Board, the Supervisory Board, upon the recommendation of the compensation committee and following the benchmark study, proposes to change the SB Remuneration Policy, including:

•	an increase of initial stock option awards granted to newly elected members of the Supervisory Board, from 20,000 options to 60,000 options;

•	the equalization of initial stock option awards granted to all members of the Supervisory Board;

•	an increase of annual stock option awards granted to the chairman of the Supervisory Board, from 35,000 options to 45,000 options;

•	an increase of annual stock option awards granted to other members of the Supervisory Board, from 20,000 options to 30,000 options;

•	changes to provide for compensation to supervisory directors serving as members of the Supervisory Board research & development committee; and

•	certain changes of a more technical nature.

With this revised SB Remuneration Policy, the Company aims to attract and retain supervisory directors that have the talent and skills to foster the long-term value creation and enhance the sustainable development of the Company, resulting in a competitive compensation in relation to both the market in which the Company operates in and the nature, complexity and relative size of the business.

Furthermore, as a German based company, which is incorporated under Dutch law and is listed on NASDAQ, the Company is confronted with differing standards in terms of remuneration policies. The Company believes that the revised SB Remuneration Policy reflects these variations in market practice and provides for a balanced approach of these differing standards.

The compensation of Supervisory Board members consists of a combination of cash compensation and equity awards. This enables the Company to limit the cash component of compensation of Supervisory Board members and direct its cash resources towards the development of its product candidates. This equity remuneration also serves to align the interests of Supervisory Board members and shareholders. In line with the current SB Remuneration Policy and international governance standards, the compensation, including in the form of equity awards, is not linked to performance indicators.

The details of the proposed Supervisory Board remuneration are described in the draft revised SB Remuneration Policy. A full version of this document as well as a comparison showing the proposed changes to the current SB Remuneration Policy are available at the offices of the Company and on the Company’s website. In addition, shareholders will have the opportunity to receive a copy of the draft revised SB Remuneration Policy until the day of the 2020 AGM, at no extra charge.

8	Appointment members of the Management Board

The Supervisory Board resolved that it wishes to extend the number of members of the Management Board to five members to create a strong and broad executive leadership team that is best suited to drive Affimed’s business forward and enable a close and efficient collaboration with the Supervisory Board.

In view thereof, the following five persons are proposed for (re)appointment as members of the Management Board for a term of three years with effect as from 4 August 2020, ending at the end of the annual general meeting of the Company to be held in 2023. In accordance with the articles of association of the Company, the Supervisory Board has made binding nominations regarding the (re)appointment of each of these persons.

a.	Reappointment of Dr. Adi Hoess as a managing director

The term of Dr. Adi Hoess will run until the closure of the 2020 AGM. The Supervisory Board has made a binding nomination for the reappointment of Dr. Hoess as a managing director. Subject to his reappointment at the 2020 AGM, Dr. Hoess will be designated as chairman of the Management Board with the title of Chief Executive Officer (“CEO”). Given Dr. Hoess’ experience and valuable contribution to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Hoess’ membership on the Management Board.

Dr. Hoess was born in Hausham, Germany, on 23 December 1961 (German nationality). He joined Affimed in October 2010 as Chief Commercial Officer and since September 2011 has led the Company as CEO. He has more than 20 years of professional experience with an extensive background in general management, business development, product commercialization, fund raising and M&A. Prior to joining us, Dr. Hoess was Chief Commercial Officer at Jerini AG and Chief Executive Officer of Jenowis AG. At Jerini AG he was responsible for business development, marketing and sales and the market introduction of Firazyr. He also played a major role in the sale of Jerini to Shire plc. Dr. Hoess began his professional career in 1993 at MorphoSys. Dr. Hoess received his Ph.D. in chemistry and biochemistry from the University of Munich in 1991 and an M.D. from the Technical University of Munich in 1997.

Dr. Hoess’ management services agreement provides for a term of appointment of three years ending at the end of the annual general meeting of the Company to be held in 2023. The remuneration of Dr. Hoess will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Dr. Hoess’ management services agreement, including the remuneration package for Dr. Hoess.

Fixed annual salary:	EUR 455,470 gross

Variable compensation (cash bonus):	Maximum of 50% of the fixed annual salary

Pension and other benefits:	EUR 61,000 gross (to be used for pension plans, retirement insurance etc.)

Long-term equity incentive:	Participation in Affimed’s equity incentive award plan with a grant of 350,000 stock options at the effective date of the management services agreement

Severance:	100% of the fixed annual salary, increased with average variable compensation over the last three years

Change of control payment:	185% of the fixed annual salary, increased with average variable compensation over the last three years

b.	Reappointment of Dr. Wolfgang Fischer as a managing director

The term of Dr. Wolfgang Fischer will run until the closure of the 2020 AGM. The Supervisory Board has made a binding nomination for the reappointment of Dr. Fischer as a managing director. Subject to his reappointment at the 2020 AGM, he will be designated as Chief Operating Officer. Given Dr. Fischer’s long and broad industry experience and valuable contribution to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Fischer’s membership on the Management Board.

Dr. Fischer was born in Stockach, Germany, on 5 January 1964 (German nationality). He grew up and was educated in Germany, Switzerland and the United States. He obtained his Ph.D. at the Department of Toxicology at Swiss Federal Institute of Technology (ETH), in Zurich, and a state doctorate (Habilitation) in Pharmacology and Toxicology from the University of Wuerzburg Medical School in Germany. In 2003, he joined Novartis where he served in different national, regional and global positions covering Medical Affairs, Clinical Development, Marketing, Sales, Program- and Portfolio Management. Dr. Fischer has more than 14 years of professional experience in drug development, with focus on oncology, immunology and pharmacology. Prior to joining Affimed, Dr. Fischer was Global Head of Project Management at Sandoz Biopharmaceuticals in Holzkirchen, Germany, where he had a leading role in the development of biosimilars, being responsible for the program management of the Sandoz biosimilar pipeline.

Dr. Fischer’s management services agreement provides for a term of appointment of three years ending at the end of the annual general meeting of the Company to be held in 2023. The remuneration of Dr. Fischer will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Dr. Fischer’s management services agreement, including the remuneration package for Dr. Fischer.

Fixed annual salary:	EUR 378,000 gross

Variable compensation (cash bonus):	Maximum of 40% of the fixed annual salary

Pension and other benefits:	EUR 61,000 gross (to be used for pension plans, retirement insurance etc.)

Long-term equity incentive:	Participation in Affimed’s equity incentive award plan with a grant of 190,000 stock options at the effective date of the management services agreement

Severance:	50% of the fixed annual salary, increased with average variable compensation over the last three years

Change of control payment:	150% of the fixed annual salary, increased with average variable compensation over the last three years

c.	Appointment of Mr. Angus Smith as a managing director

The Supervisory Board has made a binding nomination for the appointment of Mr. Angus Smith as a managing director. Subject to his appointment at the 2020 AGM, Mr. Smith will be designated as Chief Financial Officer. Given Mr. Smiths’ experience and track record of financing clinical-stage companies, the Supervisory Board is of the opinion that he will help ensure that Affimed is well funded as Affimed enters the next stage of rapid growth.

Mr. Smith was born in New York, the United States of America, on 15 October 1982 (American nationality). Mr. Smith has broad experience in financial management, capital markets and operations. Mr. Smith was Chief Financial Officer at Rockwell Medical Inc. and Senior Vice President, Chief Business Officer and Principal Financial Officer at Pernix Therapeutics. Mr. Smith began his career in healthcare investment banking. During that time he has worked on a substantial number of transactions across the healthcare sector with an aggregate transaction value of more than USD 15 billion. Mr. Smith holds a B.A. in Mathematical Economics from Colgate University.

Mr. Smiths’ management services agreement provides for a term of appointment of three years ending at the end of the annual general meeting of the Company to be held in 2023. The remuneration of Mr. Smith will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Mr Smiths’ management services agreement, including the remuneration package for Mr. Smith. In connection with his intended appointment, Mr. Smith has been granted a sign-on bonus of USD 50,000.

Fixed annual salary:	USD 420,000 (EUR 373,666) gross

Variable compensation (cash bonus):	Maximum of 40% of the fixed annual salary

Pension and other benefits:	(i) USD 45,204 (EUR 40,217) gross (to be used for pension plans, retirement insurance etc.) and (ii) Consolidated Omnibus Budget Reconciliation Act (COBRA) health benefits for a period of 12 months

Long-term equity incentive:	Participation in Affimed’s equity incentive award plan with an initial grant of 350,000 stock options at the effective date of July 13, 2020

Severance:	75% of the fixed annual salary and variable compensation

Change of control payment:	125% of the fixed annual salary and variable compensation

d.	Appointment of Dr. Arndt Schottelius as a managing director

The Supervisory Board has made a binding nomination for the appointment Dr. Arndt Schottelius as a managing director. Subject to his appointment at the 2020 AGM, Dr. Schottelius will be designated as Chief Scientific Officer. Given Dr. Schottelius’ outstanding scientific experience, the Supervisory Board is of the opinion that Dr. Schottelius will significantly contribute to further advance Affimed’s drug pipeline and therewith that Affimed will benefit from Dr. Schottelius’ membership of the Management Board.

Dr. Schottelius was born in Heidelberg, Germany, on 16 May 1966 (German nationality). Dr. Schottelius brings over 20 years of deep drug discovery and development experience in cancer and immunology with a strong track record in building therapeutic antibody pipelines and advancing drugs through development. Most recently, Dr. Schottelius was Executive Vice President and Head of Research & Development at Kymab Group Limited. Dr. Schottelius previously served as Chief Development Officer at MorphoSys AG, developing the portfolio of proprietary therapeutic antibody programs in cancer and immunology. Prior to his role at MorphoSys, Dr. Schottelius was a Director and Medical Director, Immunology Development at Genentech Inc., where he directed early and late-stage development programs of therapeutic antibodies. Before joining Genentech, Dr. Schottelius held science and management positions in immunology research at Schering AG and Berlex Biosciences. Dr. Schottelius holds a Ph.D. and M.D. degree from the Albert Ludwigs University of Freiburg and is a lecturer at Ludwig Maximilian University of Munich with a habilitation in Experimental Internal Medicine.

Dr. Schottelius’ management services agreement provides for a term of appointment of three years ending at the end of the annual general meeting of the Company to be held in 2023. The remuneration of Dr. Schottelius will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Dr. Schottelius’ management services agreement, including the remuneration package for Dr. Schottelius.

Fixed annual salary:	EUR 380,000 gross

Variable compensation (cash bonus):	Maximum of 40% of the fixed annual salary

Pension and other benefits:	EUR 61,000 gross (to be used for pension plans, retirement insurance etc.)

Long-term equity incentive:	Participation in Affimed’s equity incentive award plan with an initial grant of 275,000 stock options at the effective date of April 20, 2020.

Severance:	50% of the fixed annual salary, increased with average variable compensation over the last three years

Change of control payment:	150% of the fixed annual salary, increased with average variable compensation over the last three years

e.	Appointment of Dr. Andreas Harstrick as a managing director

The Supervisory Board has made a binding nomination for the appointment Dr. Andreas Harstrick as a managing director. Subject to his appointment at the 2020 AGM, Dr. Harstrick us will be designated as Chief Medical Officer. Given Dr. Harstrick’s proven clinical development experience, which is important for the further success of Affimed’s drugs, the Supervisory Board is of the opinion that Affimed will benefit from Dr. Harstrick’s membership of the Management Board.

Dr. Harstrick was born in Hildesheim, Germany, on 25 July 1961 (German nationality). Dr. Harstrick brings more than 30 years of experience in clinical drug development in oncology and has a proven track record to move development candidates from early clinical stage to registration and market approval. In the pharmaceutical industry, Dr. Harstrick held senior leadership positions as SVP Clinical Oncology at Merck-Serono, as SVP Clinical Development at Imclone, as a member of the oncology business unit leadership team at Eli Lilly and as CMO and as member of the management board at Molecular Partners. During his industry career he was responsible for numerous IND filings and clinical development programs including the medical leadership for three antibody programs that resulted in global market authorizations, namely Erbitux (cetuximab), Cyramza (ramucirumab) and Portazza (necitumumab). Dr. Harstrick started his career as active clinical researcher at the University Hospital Hannover, Roswell Park Cancer Institute Buffalo and West German Cancer Center Essen. He actively contributed to and lead numerous clinical studies and held leadership positions in ESMO and the German Society for Haematology and Oncology. Dr. Harstrick received a M.D. degree from the University of Hannover and a professorship for Internal Medicine from the West German Cancer Center, Essen.

Dr. Harstrick’s management services agreement provides for a term of appointment of three years ending at the end of the annual general meeting of the Company to be held in 2023. The remuneration of Dr. Harstrick will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Dr. Harstrick’s management services agreement, including the remuneration package for Dr. Harstrick.1

Fixed annual salary:	EUR 280,000 gross

Variable compensation (cash bonus):	Maximum of 40% of the fixed annual salary

Pension and other benefits:	EUR 51,200 gross (to be used for pension plans, retirement insurance etc.)

Long-term equity incentive:	Participation in Affimed’s equity incentive award plan with an initial grant of 200,000 stock options at the effective date of March 1, 2020.

Severance:	50% of the fixed annual salary, increased with average variable compensation over the last three years

Change of control payment:	150% of the fixed annual salary, increased with average variable compensation over the last three years

9	Appointment members of the Supervisory Board

The Supervisory Board resolved that it wishes to extend the number of members of the Supervisory Board to seven members, inter alia to diversify the group of Supervisory Board members and to further strengthen the level of experience and biotech related know-how.

As per the close of the 2020 AGM, the term of Dr. Thomas Hecht, Mr. Ferdinand Verdonck and Mr. Berndt Modig will end. Dr. Hecht and Mr. Verdonck have indicated that they are available for reappointment, Mr. Modig has indicated that he will not be available for reappointment.

In addition to Dr. Hecht and Mr. Verdonck, the Supervisory Board has nominated Mr. Harry Welten and Dr. Annalisa Jenkins for appointment as members of the Supervisory Board for a term of three years with effect as from 4 August 2020, ending at the end of the annual general meeting of the Company to be held in 2023. In accordance with the articles of association of the Company, the Supervisory Board has made binding nominations regarding the (re)appointment of each of these persons.

[1]	Mr. Harstrick will render his services to the Company on a part-time basis (for 80%), which has reflected in his remuneration package.

Diversity

In line with the Company’s diversity policy, in order to increase gender diversity, in the process of recruiting the new Supervisory Board and Management Board candidates, the Company has paid close attention to gender diversity, as is demonstrated by the nomination of Dr. Jenkins as a supervisory director. The Company intends to further increase gender diversity at future Management and Supervisory Board nominations.

Independence

For Affimed it is important that the Supervisory Board members are able to operate independently and critically vis-à-vis one another and the Company. The Supervisory Board has paid close attention to applicable independence criteria and guidelines for Supervisory Board members, both under the Dutch Corporate Governance Code (the “DCGC”) and the Nasdaq listing rules. Under the DCGC, Dr. Hecht, Mr. Verdonck, and Dr. Jenkins are considered independent and Mr. Welten is considered non-independent. Under the Nasdaq listing rules each of them is considered independent. Following the proposed appointments, all but one member of the Supervisory Board will be considered independent pursuant to the DCGC and all members will be considered independent pursuant to the Nasdaq listing rules.

Supervisory Board Committee chairs

Dr. Hecht has decided to step down as chairman of the compensation committee. He will be succeeded by Dr. Ehmer. In line with applicable (independence) requirements and guidelines, and subject to the respective reappointments, the Supervisory Board committees will be chaired as follows:

Supervisory Board committees	Chairman
Audit committee	Mr. Verdonck
Compensation committee	Dr. Ehmer
Nominating and corporate governance committee	Dr. Grau

a.	Reappointment of Dr. Thomas Hecht as a supervisory director

The term of Dr. Hecht’s appointment as a supervisory director will end at the end of the 2020 AGM. The Supervisory Board has carefully considered the reappointment of Dr. Hecht and determined, on the recommendation of the nominating and corporate governance committee, to nominate Dr. Hecht for reappointment as a supervisory director and, subject to his reappointment at the 2020 AGM, appoint him as chairman of the Supervisory Board. Given Dr. Hecht’s experience and valuable contribution to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Hecht’s membership on the Supervisory Board.

In making its recommendation to the Supervisory Board, the nomination and corporate governance committee carefully weighed the benefits of the comprehensive skill set that Dr. Hecht possesses in both company/industry experience and the regulatory rules of NASDAQ listing requirements against the board tenure policy limitations of some proxy advisors and institutional investors.2 On balance, the determination was made that Dr. Hecht’s experience and proven track record in both aforementioned areas of expertise mitigate any independence status concerns that the extended tenure may cause.

In addition, the nominating and corporate governance committee noted that the average director tenure is under five years and that the Company has a robust board succession policy in place. The Company constantly considers the statutory requirements of a NASDAQ-listed company incorporated under Dutch law, diversity aspects, professional experience and expertise in different professional areas and the development stage of the Company, which from time to time requires to add additional areas of expertise

Dr. Hecht has always shown great commitment to Affimed, as is evidenced inter alia by the fact that during the financial years 2016 up to and including 2019, Dr. Hecht attended all meetings (100%) of the (i) Supervisory Board, (ii) compensation committee and (iii) nominating and corporate governance committee (71 meetings in total). At his re-appointment in 2017, Dr. Hecht received a 99.47% majority of votes cast.

Dr. Hecht was born in Freiburg, Germany, on 19 April 1951 (German nationality) and has been the chairman of the Supervisory Board of Affimed since 2014, and previously was the chairman of the supervisory board of Affimed’s German operating subsidiary since 2007. He is head of Hecht Healthcare Consulting in Küssnacht, Switzerland, a biopharmaceutical consulting company founded in 2002. Dr. Hecht also serves as Chairman of Aelix Therapeutics and of the Board of Orion Biotechnology and as member of the board of directors of Kuur Inc, USA. As from 3 July 2020, Dr. Hecht became a member of the board of directors of BioInvent, Sweden. Previously, Dr. Hecht served as a director of Humabs BioMed AG until August 2017 and he served as chairman of the board of directors of Cell Medica Ltd. Until the beginning of June 2020, he served as chairman of the board of directors of Vaximm AG, until March 2015, he served as chairman of the supervisory council of SuppreMol GmbH and until June 2016, of Delenex AG. Dr. Hecht was previously Vice President Marketing at Amgen Europe. A seasoned manager and industry professional, he held various positions of increasing responsibility in clinical development, medical affairs and marketing at Amgen between 1989 and 2002. Prior to joining the biopharmaceutical industry, he was certified in internal medicine and served as Co-Head of the Program for Bone Marrow Transplantation at the University of Freiburg, Germany.

Dr. Hecht holds 30,368 common shares in the capital of the Company.

[2]	Under the DCGC, Dr Hecht’s tenure is considered to be 6 years, well within the DCGC’s 12 year limit.

b.	Reappointment of Mr. Ferdinand Verdonck as a supervisory director

The term of Mr. Verdonck’s appointment as a supervisory director will end at the end of the 2020 AGM. The Supervisory Board has carefully considered the reappointment of Mr. Verdonck and determined, on the recommendation of the nominating and corporate governance committee, to nominate Mr. Verdonck for reappointment as a supervisory director. Given Mr. Verdonck’s experience and valuable contribution to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Mr. Verdonck’s membership on the Supervisory Board.

Mr. Verdonck has always shown great commitment to Affimed, as is evidenced inter alia by the fact that during the financial years 2016 up to and including 2019, Mr. Verdonck attended 98% of the (i) Supervisory Board and (ii) audit committee meetings (52 meetings in total). At his re-appointment in 2017, Mr. Verdonck received a 99.47% majority of votes cast.

Mr. Verdonck was born in Balen, Belgium, on 30 July 1942 (Belgian nationality) and has been a member of the Supervisory Board of Affimed since July 2014. He is a director of Laco Information Services. In recent years he was director of Groupe SNEF, director and member of the audit committee of J.P. Morgan European Investment Trust and director and chairman of the audit committee of biotechnology companies: uniQure N.V. in the Netherlands and Movetis and Galapagos in Belgium. He has previously served as chairman of Banco Urquijo and of Nasdaq Europe and as a director of Dictaphone Corporation. From 1992 to 2003, he was the managing director of Almanij NV, a financial services company which has since merged with KBC, and his responsibilities included company strategy, financial control, supervision of executive management and corporate governance, including board participation in publicly-traded and privately-held companies in many countries. Mr. Verdonck holds a law degree from KU Leuven and degrees in economics from KU Leuven and the University of Chicago.

Mr. Verdonck does not hold any shares in the capital of the Company.

c.	Appointment of Mr. Harry Welten as a supervisory director

The Supervisory Board has carefully considered the appointment of Mr. Harry Welten and determined, on the recommendation of the nominating and corporate governance committee, to nominate Mr. Welten for appointment as a supervisory director. Mr. Welten brings financial and US market expertise into Affimed, which is very meaningful for Affimed as a NASDAQ-listed company.

Mr. Welten was born in Winterthur, Switzerland, on 22 September 1965 (Swiss nationality). As per February 2020, Mr. Welten has provided CFO consultancy services to the Company on an ad hoc basis. Besides that, Mr. Welten is chairman and member of the board of directors of several biotechnology companies in Switzerland, Germany and the USA. Over the last 20 years, Mr.

Welten served as Chief Financial Officer of both public as well as venture capital financed biotech companies. Mr. Welten has served in senior roles at UBS in Switzerland and New York for the first 15 years of his career. Mr. Welten has degrees in Banking, Finance and Economics as well as an MBA (honours) from Columbia University, NY, USA.

Mr. Welten does not hold any shares in the capital of the Company.

d.	Appointment of Dr. Annalisa Jenkins as a supervisory director

The Supervisory Board has carefully considered the appointment of Dr. Annalisa Jenkins and determined, on the recommendation of the nominating and corporate governance committee, to nominate Dr. Jenkins for appointment as a supervisory director. Dr. Jenkins is a pioneer in her field and positively impacts health through her service at a variety of biotechnology companies. The strength of our board dependents on diverse backgrounds and perspectives and we believe the addition of Dr. Jenkins will make a positive contribution to the work of our Supervisory Board.

Dr. Jenkins was born in Weymouth, the United Kingdom, on 21 June 1965 (British nationality). Dr. Jenkins serves on the Board of Directors of AgeX Therapeutics, Inc. (NYSE American: AGE), Avrobio, Inc. (Nasdaq: AVRO), Oncimmune Holdings plc (LSE: ONC) and a number of privately held biotechnology and life science companies and is a committee member of the science board to the FDA, which advises FDA leadership on complex scientific and technical issues. Earlier, Dr. Jenkins served as the Chief Executive Officer of PlaqueTec Ltd. and Dimension Therapeutics. Previously, Dr. Jenkins held various senior management level positions at Merck Serono Pharmaceuticals, including Executive Vice President, head of global research and development. Prior to that, Dr. Jenkins pursued a 15-year career at Bristol-Myers Squibb with increasing responsibilities. Dr. Jenkins graduated with a degree in medicine from St. Bartholomew’s Hospital in the University of London and subsequently trained in cardiovascular medicine in the UK National Health Service.

Dr. Jenkins does not hold any shares in the capital of the Company.

10	Appointment of the auditor for the financial year 2020

It is proposed to appoint KPMG N.V. as auditor of the annual accounts of the Company for the financial year ending 31 December 2020.

11	Abolishment of the cumulative preference shares and amendment of the articles of association

It is proposed to abolish the cumulative preference shares which were included in the articles of association of the Company to allow the Company to set-up an anti-takeover mechanism. The Company has decided to not implement such mechanism at this time and it is therefore no longer a need to keep the cumulative preference shares. It is proposed to convert these preference shares into common shares, resulting in the Company having a single one class of shares, each share of which entitles the holder thereof to one vote.

The proposal to abolish and convert the preference shares requires an amendment of the Company’s articles of association. In addition, certain technical changes are proposed to be made to the articles of association. The Supervisory Board has approved this proposal. A triptych, including the proposed amendment of the articles of association and an explanation thereto, is available at the Company’s office and on the Company’s website. In addition, shareholders will have the opportunity to receive a copy of the proposal until the day of the 2020 AGM, at no extra charge.

The increase in the number of common shares in Affimed’s authorized capital will result in a similar increase of the authorizations by the annual general meeting held on 25 June 2019 to the Management Board to (i) issue common shares and/or grant rights to subscribe for common shares in the share capital of the Company, and (ii) exclude pre-emptive rights in respect of such issuance.

This agenda item also includes the proposal to authorize each managing director of the Company as well as each lawyer and paralegal practising with De Brauw Blackstone Westbroek N.V. to execute the notarial deed of amendment of the articles of association.

12	Authorization to acquire shares

On 25 June 2019, with effect as of that date, the Management Board was authorized by the general meeting to acquire shares in the Company’s own share capital for a period of eighteen months. The general meeting is requested to renew this authorization for a period of eighteen months, being the maximum term permitted by Dutch law.

The purpose of the proposal is to create flexibility to return capital to the shareholders. Furthermore, the authorization can be used to acquire common shares to cover the Company’s obligations related to share-based remuneration. Repurchased common shares may also be used to cover other obligations of the Company to deliver common shares.

It is proposed to authorize the Management Board, subject to approval by the Supervisory Board, for a period of 18 months, with effect from 4 August 2020, to acquire common shares, on NASDAQ or otherwise, at a price between the nominal value and a price equal to 110% of the market price of the common shares on NASDAQ; the market price being the average of the closing prices on the five trading days prior to the date of the acquisition.

The number of common shares the Company may acquire and hold will not exceed 10% of the issued share capital as of 4 August 2020. In case of repurchase for capital reduction purposes, the number of common shares that the Company may acquire and hold will be increased by an additional 10% of such issued share capital. The higher maximum number of common shares that may be acquired and held is intended to allow the Management Board to execute such share repurchase programs in an efficient and expedited manner.

13	Any other business

14	Closing

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